Exhibit 21

List of Subsidiaries

The following is a list of subsidiaries of Ascent Capital Group, Inc., the names under which such subsidiaries do business, and the state or country in which each was organized, as of February 29, 2012. The list does not include dormant subsidiaries or subsidiaries which would not, if considered in the aggregate as a single subsidiary, constitute a significant subsidiary within the meaning of Item 601(b)(21)(ii) of Regulation S-K.

Subsidiary	Jurisdiction of Formation
Monitronics International, Inc.	Texas
Monitronics Canada, Inc.	Delaware
MI Servicer HC, LLC	Delaware
MI Servicer LP, LLC	Delaware
MI Servicer GP, LLC	Delaware
MIBU Servicer Inc.	Delaware
Monitronics Security LP	Delaware
MI Funding HC, LLC	Delaware
MI Funding LP, LLC	Delaware
MI Funding GP, LLC	Delaware
Monitronics Funding LP	Delaware
Platinum Security Solutions, Inc.	Delaware
Ascent Media Property Holdings, LLC	Delaware